FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2
(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: March 4, 2002

By: ______________________

Name: Harley Ulster

Title: Executive Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Press Release dated February 28, 2002	5

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS YEAR END RESULTS

TORONTO, Ontario (February 28, 2002) – Masonite International Corporation today announced its results for the fourth quarter and year ended December 31, 2001. Masonite International Corporation reports in U.S. dollars.

Fourth Quarter Highlights

- Sales increase 20% to $378.0 million
- Internal sales growth represents 50% of increase
- EBITDA increases 57%
- EBITDA margin increases from 8.7% to 11.4%
- EBIT increases 49%
- EBIT margin increases from 6.7% to 8.3%
- Net Income increases 32%
- Earnings per share increases 13%

Year Highlights

(excluding non-recurring debt extinguishment cost of $17.4 million in third quarter)

- Masonite Acquisition completed August 31, 2001
- 7.15 million common shares issued for net proceeds of $63 million - August 10, 2001
- Sales increase 10% to $1.42 billion
- Internal sales growth represents 70% of increase
- EBITDA increases 22%
- EBITDA margin increases from 9.0% to 10.1%
- EBIT increases 18%
- EBIT margin increases from 7.1% to 7.6%
- Net Income increases 15%
- Earnings per share increases 8%

Unaudited Financial Summary

(in millions of dollars except per share amounts)
Fourth Quarter

	Q4/01	Q4/00	Increase / (Decrease)
Reported			
SALES	$378.0	$316.1	20%
EBITDA	$43.2	$27.5	57%
ÉBIT	$31.6	$21.2	49%
INTEREST EXPENSE	$11.6	$6.5	79%
NET INCOME	$13.9	$10.5	32%
EPS	$0.27	$0.24	13%

Unaudited Financial Summary

(in millions of dollars except per share amounts)
Year ended

	12/31/01	12/31/00	Increase / (Decrease)
Reported			
SALES	$1421.6	$1291.8	10%
EBITDA	$142.9	$107.2	33%
EBIT	$107.5	$81.7	32%
INTEREST EXPENSE	$32.4	$23.6	37%
DEBT EXTINGUISHMENT	$17.4	--	--
NET INCOME	$39.5	$37.6	5%
EPS	$0.84	$0.86	(-2%)
Excluding Non-Recurring Items			
SALES	$1421.6	$1291.8	10%
EBITDA	$142.9	$116.7	22%
EBIT	$107.5	$91.2	18%
INTEREST EXPENSE	$32.4	$23.6	37%
NET INCOME	$50.3	$43.7	15%
EPS	$1.07	$0.99	8%

Sales for the three month period ended December 31, 2001 were $378.0 million, a 20% increase over the $316.1 million reported in the same period in 2000. Internal growth in the quarter accounted for approximately 50% of the increase in sales. For the year ended December 31, 2001 sales were $1.42 billion, a 10% increase over the $1.29 billion reported in the same period in 2000. Internal growth for the year accounted for approximately 70% of the increase in sales.

Net income for the three month period ended December 31, 2001 was $13.9 million compared to $10.5 million reported in the same period in 2000. Earnings per share were $0.27 for the three month period compared to $0.24 per share in the same period in the prior year. Including the non-recurring items, reported net income for the year ended December 31, 2001 was $39.5 million compared to $37.6 million reported in the same period in 2000. Earnings per share for the year were $0.84 compared to $0.86 per share reported in the same period in the prior year.

As previously reported, in the third quarter the company recorded a non-recurring charge of $17.4 million as 'Debt extinguishment costs'. This one-time charge is the result of the pre-payment of $150 million of senior notes and was a requirement of the new financing agreement to complete the acquisition of Masonite. In the third quarter of 2000, a one-time charge was included in cost of sales of $9.5 million as a result of discontinuing a line of product at the company's panel door facility in Costa Rica.

Excluding non-recurring items, net income for the year ended December 31, 2001, was $50.3 million and earnings per share were $1.07 compared to $43.7 million and $0.99 respectively for the same period in the prior year.

On August 31, 2001 the acquisition of Masonite Corporation was completed and the financial results of Masonite are included from September 1, 2001. On January 1, 2002 Premdor Inc. changed its name to Masonite International Corporation and its stock symbol to MHM on both the TSE and the NYSE.

Philip S. Orsino, President and Chief Executive Officer of Masonite International Corporation, stated, "We are seeing significant improvement in the company's EBITDA and EBIT margins and we are very pleased that internal sales growth is continuing at a high rate. Management is focused on increasing earnings per share and using the company's free cash flow to reduce the debt. Increasing sales and higher utilization of our worldwide capacity is a major objective. Also cost savings programs have already been implemented to achieve the benefits of the combination of Premdor and Masonite. As the year progresses we expect to see continued improvement in the financial results."

Lawrence P. Repar, Executive Vice President & Managing Director of Sales and Marketing, stated, "Customer acceptance of the Masonite name and brand has been overwhelming. The designers and engineers at our state of the art Research and Development Center in Illinois are continuing to innovate and develop products that provide homeowners and residential and commercial builders with new and exciting value added products. With the support of the Research and Development Center and superior customer service we are well positioned to launch our 2002 marketing campaign. The campaign focuses on associating the Masonite brand with our interior and exterior products that improve the beauty, safety and value of the home.

All of our customers worldwide, for both doors and components, will benefit from our strategy to raise the awareness and priority of Masonite products."

While it is difficult to forecast results for 2002, the number of new housing starts and sales of existing homes is continuing at relatively high levels. Demand for our products in both the new construction and home improvement sectors worldwide remains strong. At this time, management expects that the annual results for 2002 will be in line with analysts' expectations of earnings per share of $1.10 to $1.20.

The new enterprise is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Year ended December 31
(In thousands of U.S. dollars except per share amounts)

	2001	2000
Sales	$ 1,421,602	$ 1,291,775
Cost of goods sold	1,154,927	1,075,674
	266,675	216,101
Selling, general & administration	123,735	108,856
Income before undernoted items	142,940	107,245
Depreciation & amortization	35,403	25,577
Income before interest & income taxes	107,537	81,668
Interest	32,456	23,629
Debt extinguishment costs	17,370	-
	57,711	58,039
Income taxes	12,933	15,210
	44,778	42,829
Non-controlling interest	5,318	5,258
Net income	39,460	37,571
Retained earnings, beginning of period	166,851	129,280
Retained earnings, end of period	$ 206,311	$ 166,851
Earnings per share	$ 0.84	$ 0.86
Diluted earnings per share	$ 0.84	$ 0.85

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended December 31
(In thousands of U.S. dollars except per share amounts)

	2001	2000
Sales	$ 378,005	$ 316,061
Cost of goods sold	300,186	259,633
	77,819	56,428
Selling, general & administrative	34,664	28,915
Income before undernoted items	43,155	27,513
Depreciation & amortization	11,596	6,317
Income before interest & income taxes	31,559	21,196
Interest	11,624	6,485
	19,935	14,711
Income taxes	4,272	2,969
	15,663	11,742
Non-controlling interest	1,810	1,218
Net income	13,853	10,524
Retained earnings, beginning of period	192,458	156,327
Retained earnings, end of period	$ 206,311	$ 166,851
Earnings per share	$ 0.27	$ 0.24
Diluted earnings per share	$ 0.27	$ 0.24

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

		December 31 2001	December 31 2000
ASSETS			
	Cash	$ 40,611	$ 3,878
	Accounts receivable	201,765	172,846
	Inventories	256,689	239,113
	Income taxes recoverable	14,625	7,295
	Prepaid expenses	12,055	7,793
		525,745	430,925
	Property, plant & equipment	614,216	321,397
	Assets held for sale	117,542	-
	Other assets	173,985	78,184
		$ 1,431,488	$ 830,506
LIABILITIES & SHAREHOLDERS' EQUITY			
	Bank indebtedness	$ 105,377	$ 15,399
	Accounts payable	217,814	144,307
	Future income taxes	12,315	6,317
	Current portion of long-term debt	16,177	13,641
		351,683	179,664
	Long-term debt	473,703	291,787
	Junior subordinated long-term debt	117,716	-
	Non-controlling interest	28,125	22,083
	Future income taxes	55,039	17,144
		1,026,266	510,678
	Common stock	236,262	172,562
	Retained earnings	206,311	166,851
	Foreign currency translation	(37,351)	(19,585)
		405,222	319,828
		$ 1,431,488	$ 830,506

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Year ended December 31
(In thousands of U.S. dollars)

		2001	2000
Cash flow from operating activities			
	Net income for the period	$ 39,460	$ 37,571
	Depreciation and amortization	35,403	25,577
	Accretion of interest	4,255	-
	Non-controlling interest	5,318	5,258
	Cash reinvested in working capital	(10,795)	(33,084)
		73,641	35,322
Cash flow from investing activities			
	Acquisitions (note 2)	(313,874)	(43,137)
	Net additions to property, plant and	(29,800)	(49,327)
	Other investing activities	(23,326)	(8,100)
		(367,000)	(100,564)
Cash flow from financing activities			
	Proceeds from issue of capital stoc	63,700	76
	Net change in bank indebtedness	87,890	(39,836)
	Issue of long-term debt, net	184,619	107,705
		336,209	67,945
Net foreign currency translation adjustment		(6,117)	(4,704)
Increase (decrease) in cash		36,733	(2,001)
Cash position, beginning of period		3,878	5,879
Cash position, end of period		$ 40,611	$ 3,878